CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated November 30, 2005 containing the Notice of Annual General Meeting of the Company to be held on 29 December 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 30, 2005

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of the Company will be held at Crystal Room 1, Holiday Inn, Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2005 at 11:00 a.m. for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2005;

2.	To re-elect Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul as directors;

3.	To authorise the board of directors to fix the directors’ remuneration;

4.	To re-appoint auditors and to authorise the directors to fix their remuneration; and

As Special Business

5.	To consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:–

“THAT:–

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:–

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in sub- paragraph (a) of this resolution above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:–

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT, subject to the passing of resolutions No.5 and 6 above, the authority granted to the directors of the Company pursuant to resolution No.5 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No.6 above, provided that such extended amount so repurchased shall not be more than 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution of the Company:

“THAT the Articles of Association of the Company be and are hereby amended by the following manner:

(a)	Article 91

By adding the following sentence to the last sentence of the existing Article 91:–

“Any Director so appointed shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election.”

(b)	Article 92

By deleting the last sentence of the existing Article 92 and substituting therefor the following sentence:–

“Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election.”

(c)	Article 96

By deleting the existing Article 96 in its entirety and substituting the following therefor:–

“96.	At every annual general meeting, one third of the Directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office, but if there are fewer than three directors, they shall retire, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.”

and THAT any Director of the Company be and is hereby authorised to take such further action as he/she may, in his/her sole and absolute discretion, think fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company.”

The proposed amendments to the Articles of Association require every Director to retire by rotation at least once every three years and requiring all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 30th November 2005

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Ms. Sio Veng Kuan, Corinna; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Please also refer to the published version of this announcement in South China Morning Post.”